SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                               -------------------
                       Rule 13E-3/A Transaction Statement
                                (Amendment No. 5)
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
                                 NCL Holding ASA
                              (Name of the Issuer)

                                 Arrasas Limited
                                       and
                                Star Cruises PLC
                       (Name of Persons Filing Statement)
                                 Ordinary Shares
                       (nominal value NOK 2.30 per share)

                                       and

       American Depositary Shares, each representing four Ordinary Shares
                         (Title of Class of Securities)

                            492693 (Ordinary Shares)
 628854310 (American Depositary Shares, each representing four Ordinary Shares)
                      (CUSIP Number of Class of Securities)

                                   Gerard Lim
                                Star Cruises PLC
                            Suite 1503, Ocean Centre
                                  5 Cantor Road
                              Tsimshatsui, Kowloon
                                 Hong Kong, SAR
                                011-603-309-2600
                  (Name, address and telephone number of person
          authorized to receive notices and communications on behalf of person(s) filing statement)


                          Copies of Communications to:

                               Daniel S. Sternberg
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000


     This statement is filed in connection with (check the appropriate box):

a.   /_/   The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.   /_/   The filing of a registration statement under the Securities Act of
           1933.
c.   /X/   A tender offer.
d.   /_/   None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. /_/

                                  INTRODUCTION

     This Amendment No. 5 (this "Statement") amends the Schedule 13E-3 Transaction Statement (the "Schedule 13E-3") dated January 13, 2000, as previously amended, of Arrasas Limited (the "Offeror"), an Isle of Man company and a wholly owned subsidiary of Star Cruises PLC, an Isle of Man company ("Star"), filed in connection with the Offeror's offer to purchase all of the outstanding ordinary shares, nominal value Norwegian Kroner ("NOK") 2.30 per share (the "Shares"), of NCL Holding ASA ("NCL"), that are held by U.S. Persons (as defined in Regulation S under the Securities Act of 1933, as amended), at a purchase price of NOK 35 per Share net to the seller in cash, without interest thereon, and all outstanding American Depositary Shares of NCL, each representing four Shares, at a purchase price of NOK 140 per ADS net to the seller in cash, without interest thereon, both upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 13, 2000 (the "Offer to Purchase") and the related Letter of Transmittal and Acceptance Form. This Amendment is being filed on behalf of the Offeror and Star.

     Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase.

Item 6.  Source and Amount of Funds or Other Consideration.

         Item 6(a) is hereby amended and supplemented by adding the following paragraph:

     (a) Reference is hereby made to the information contained in Item 16 which is incorporated herein by reference.

Item 10.  Interest in Securities of the Issuer.

     Item 10 (a)-(b) is hereby amended and supplemented by adding the following paragraph:

     Reference is hereby made to the information contained in Item 6 of the
Schedule 14D-1 dated January 13, 2000, of the Offeror and Star, as amended (the "Schedule 14D-1"), which is incorporated herein by reference, and to the text of the Schedule of Share Purchases and the Press Release which are attached hereto as Exhibits (o) and (p), respectively, which are incorporated herein by reference.

Item 16. Additional Information

     Item 16 is hereby amended and supplemented by adding the following paragraph:

     Reference is hereby made to the information contained in Item 10(f) of the
Schedule 14D-1 and the text of the Letter Agreement between Star and Carnival Corporation, dated February 2, 2000, which is attached hereto as Exhibit (a)(3), each of which is incorporated herein by reference.

Item 17.  Material to be Filed as Exhibits.

     The following items (a)(3), (o) and (p) are hereby added to the material previously filed as exhibits:

         (a)(3) Letter Agreement between Star Cruises PLC and Carnival Corporation, dated February 2, 2000 (incorporated herein by reference to Exhibit (b)(3) of the Schedule 14D-1.

         (o) Schedule of Share Purchases (incorporated herein by reference to Exhibit (l) of the Schedule 14D-1).

         (p) Text of a Press Release issued by Star on February 3, 2000 (incorporated herein by reference to Exhibit (m) of the Schedule 14D-1).

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 3, 2000

                                 ARRASAS LIMITED



                                 By:  /s/ Gerard Lim
                                      --------------------
                                 Name:  Gerard Lim
                                 Title: Director


                                 STAR CRUISES PLC
                                 By:  /s/ Lim Kok Thay
                                      --------------------
                                 Name:  Lim Kok Thay
                                 Title: Director